EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

(dollars in millions)	Three Months Ending December 31, 2011
		Fiscal Years

		2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before income taxes	$243	$1,074	$1,203	$(543)	$154	$410
Add: Fixed charges	68	305	360	388	272	278
Add: Amortization of capitalized interest	1	4	3	4	4	3
Less: Capitalized interest	(3)	(9)	(11)	(3)	(3)	(2)

Total adjusted earnings	309	1,374	1,555	(154)	427	689

Fixed Charges:
Interest	39	191	240	289	212	228
Capitalized interest	3	9	11	3	3	2
Amortization of debt discount expense	10	44	46	38	3	4
Rentals at computed interest factor (1)	16	61	63	58	54	44

Total fixed charges	$68	$305	$360	$388	$272	$278

Ratio of Earnings to Fixed Charges	4.54	4.50	4.32		1.57	2.48

Insufficient Coverage				$542

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.